UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                  15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2006

                        Commission File Number 001-04226

                          KERZNER INTERNATIONAL LIMITED
                 (Translation of registrant's name into English)

                   Coral Towers, Paradise Island, The Bahamas
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                       Form 20-F |X|            Form 40-F |_|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                             Yes |_|            No |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes |_|            No |X|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                             Yes |_|            No |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On August 1, 2006, Kerzner International Limited (the "Company") and Kerzner International North America, Inc. issued a press release announcing that they had launched a tender offer and consent solicitation with respect to their 6 3/4% senior subordinated notes due 2015. A copy of the press release is being furnished as Exhibit 99.1 hereto.


This Current Report on Form 6-K is incorporated by reference into (i) the Registration Statement on Form F-4 filed on July 2, 2004, File No. 333-129945,
(ii) the Registration Statement on Form F-3 filed on July 2, 2004, File No. 333-117110, (iii) the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854, (iv) Form S-8 filed on December 10, 2004, File No. 333-121164, (v) Form S-8 filed on October 11, 2002, File No. 333-100522, (vi)
Form S-8 filed on December 7, 2000, File No. 333-51446 and (vii) Form S-8 filed on December 17, 1996, File No. 333-15409.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


DATE: August   , 2006                           KERZNER INTERNATIONAL LIMITED
             --
                                                By:     /s/ Giselle M. Pyfrom
                                                        -----------------------
                                                Name:   Giselle M. Pyfrom
                                                Title:  Senior Vice President,
                                                        Assistant Secretary and
                                                        General Counsel

                                  EXHIBIT INDEX

Exhibit
Number            Description of Exhibit
-------           -------------------------------------------------------------
99.1              Press Release on August 1, 2006: "Kerzner Commences Tender
                  Offer and Consent Solicitation Relating to 6 3/4% Senior
                  Subordinated Notes Due 2015"

                                                                   Exhibit 99.1



                                 [LOGO OMITTED]


FROM:    Kerzner International Limited
         Paradise Island, The Bahamas

         Investor Contact: Omar Palacios       Media Contact: Lauren Snyder
         Tel: +1.242.363.6018                  Tel: +1.242.363.6018
         Email: Omar.Palacios@kerzner.com      Email: Lauren.Snyder@kerzner.com


FOR IMMEDIATE RELEASE


                         KERZNER COMMENCES TENDER OFFER
                      AND CONSENT SOLICITATION RELATING TO
                    6 3/4% SENIOR SUBORDINATED NOTES DUE 2015

     PARADISE ISLAND, The Bahamas, August 1, 2006 - Kerzner International Limited (NYSE: KZL) (the "Company"), through its subsidiaries a leading international developer and operator of destination resorts, casinos and luxury hotels, and its wholly owned subsidiary, Kerzner International North America, Inc. ("KINA"), announced today that they are commencing a cash tender offer to purchase any and all of their outstanding 6 3/4% Senior Subordinated Notes due 2015. The tender offer is being made pursuant to an Offer to Purchase and Consent Solicitation Statement (the "Statement") and a related Letter of Transmittal and Consent, each dated August 1, 2006. The tender offer is scheduled to expire at 12:01 a.m., New York City time, on August 29, 2006, unless extended to a later date or time or earlier terminated.

     In conjunction with the tender offer, the Company and KINA will be soliciting consents to proposed amendments to the indenture governing the notes that would eliminate substantially all of the restrictive covenants and certain events of default and related provisions contained in the indenture governing the notes. Holders that tender their notes will be required to consent to the proposed amendments, and holders that consent to the proposed amendments will be required to tender their notes.

     Subject to the terms and conditions set forth in the Statement, the total consideration to be paid for each properly delivered consent and validly tendered (and not withdrawn) note accepted for payment on or prior to 5:00 p.m., New York City time, on August 15, 2006 (the "Consent Date") and accepted for payment will be $1,071.67 per $1,000.00 of principal amount, plus accrued and unpaid interest. The total consideration for each note tendered includes an early consent premium of $20.00 per $1,000.00 of principal amount of notes payable only to those holders that tender their Notes on or prior to 5:00 p.m., New York City time, on the Consent Date. Holders that properly deliver consents and validly tender (and do not withdraw) notes after that time but prior to the expiration of the tender offer will receive $1,051.67 per $1,000.00 of principal amount, plus accrued and unpaid interest. Holders will receive payment promptly after the expiration date for the tender offer, which is currently scheduled to be August 29, 2006.

     Tenders of notes and deliveries of consents made on or prior to 5:00 p.m., New York City time, on the Consent Date, may be withdrawn or revoked at any time on or before the Consent Date. Tenders of notes made after 5:00 p.m., New York City time, on the Consent Date, may be withdrawn at any time until 12:01 a.m., New York City time, on the expiration date for the tender offer.

     The tender offer is conditioned upon consummation of the acquisition of the Company by an investor group and a minimum tender condition, as well as other general conditions.

     Copies of the tender offer and consent solicitation documents can be obtained by contacting MacKenzie Partners, Inc., the Information Agent for the tender offer and consent solicitation, at 800-322-2885 (toll free) and 212-929-5500.

     Deutsche Bank Securities Inc. is acting as Dealer Manager for the tender offer and Solicitation Agent for the consent solicitation. Questions concerning the tender offer and consent solicitation may be directed to Deutsche Bank Securities Inc., High Yield Capital Markets, at 800-553-2826 (toll free).

     This press release is not an offer to purchase nor a solicitation of acceptance of the offer to purchase, which may be made only pursuant to the terms of the Statement and the related Letter of Transmittal and Consent. The consent solicitation is being made solely by the Statement, and related documents (as may be amended from time to time), and those documents should be consulted for additional information regarding delivery procedures and the conditions of the tender offer and consent solicitation.

     This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties, including the risks and uncertainties that are described in the Company's recent public filings with the U.S. Securities and Exchange Commission.

     Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018. Media inquiries should be directed to Lauren Snyder at +1.242.363.6018.